UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                        Sodexho Marriott Services, Inc.
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   833793102
                                 (CUSIP Number)

                               December 31, 2000
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  833793102              SCHEDULE 13G       PAGE   2    OF   4    PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA INVESTMENT MANAGEMENT, LLC
          06-1564377
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     6,872,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               6,872,500
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,872,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.72%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IA
          ---------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  Sodexho Marriott Services, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  9801 Washington Boulevard, Gaithersburg, MD  20878

Item 2(a).        Name of Person Filing.

                  This statement is filed by Transamerica Investment Management, LLC ("TIM").

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of TIM is 1150 South Olive Street, Los Angeles, CA 90015.

Item 2(c).        Citizenship.

                  Delaware Limited Liability Company.

Item 2(d).        Title of Class of Securities.

                  Common Stock ("Common Stock") $1.00 par value.

Item 2(e).        CUSIP Number.

                  833793102.

Item 3.           Type of Reporting Person.

                  TIM is filing this statement pursuant to Rule 13d-1(b). TIM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.           Ownership.

                  Reference is hereby made to Items 5-9 and 11 of the cover page to this statement, which items are incorporated by reference herein.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                    TIM is deemed to be the beneficial owner of 6,872,500 shares of Common Stock pursuant to separate arrangements whereby TIM acts as investment adviser to certain individuals and entities. Each of the individuals and entities for which TIM acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                    To the knowledge of TIM, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities an were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signatures

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2001

                    TRANSAMERICA INVESTMENT MANAGEMENT, LLC.



                              By /s/ Gary U. Rolle'
                                 Gary U. Rolle'
                     President and Chief Investment Officer